UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

John Hancock Exchange-Traded Fund Trust;

John Hancock Advisers, LLC;

John Hancock Investment Management Services, LLC; and

John Hancock Funds, LLC

File No. 812-13734

Fourth amended and restated application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Application”).

All communications and orders to:

Thomas M. Kinzler, Esq.

Nicholas J. Kolokithas, Esq.

601 Congress Street

Boston, MA 02210-2805

With a copy to:

Christopher P. Harvey, Esq.

Douglas P. Dick, Esq.

Allison M. Fumai, Esq.

Dechert LLP

200 Clarendon Street

27th Floor

Boston, MA 02116

Page 1 of 98 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on January 14, 2013.

TABLE OF CONTENTS

(continued)

I.	INTRODUCTION

A.	Summary of Application

John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC (each, an “Adviser” and together, the “Advisers”), John Hancock Exchange-Traded Fund Trust (the “Trust”) and John Hancock Funds, LLC ( “JHF LLC” and together with the Advisers and the Trust, the “Applicants”) apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”) to permit the Trust to offer one or more actively managed series that offer exchange-traded shares (the “Shares”) with limited redeemability. Applicants request that the order requested herein apply to the initial series of the Trust (the “Initial Fund”), as set forth in Appendix A to this Application, as well as to additional series of the Trust and other open-end management investment companies, or series thereof, that may be created in the future (each, a “Future Fund”). The Initial Fund and the Future Funds are referred to herein as the “Funds” and each, a “Fund.” Each Fund will (a) be advised by an Adviser or an entity controlling, controlled by, or under common control with an Adviser and (b) comply with the terms and conditions of the Application. Each Fund will operate as an actively managed exchange-traded fund (“ETF”). The Initial Fund will operate as a single-tier fund that will invest in securities and other instruments, including shares of other investment companies subject to the limits contained in Section 12(d)(1)(A) of the Act, in accordance with such Fund’s investment objective (“Single-Tier Fund”), as explained below in Section III.A.1 and

Appendix A. The Initial Fund, and any future Fund that operates as a Single-Tier Fund, may operate as a feeder fund in a master-feeder structure (“Feeder Fund”). As provided in Condition B.12, no Single-Tier Fund will be permitted to acquire securities of any investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Single-Tier Fund (or its respective Master Fund (as defined below)) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Single-Tier Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Single-Tier Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief (as defined below). An Investing Fund (as defined below) may rely on the Order to invest in Single-Tier Funds but not in any other registered investment company or any Fund that does not operate as a Single-Tier Fund. The requested Order would permit:

•	Shares to trade on national securities exchanges at prices set by the market rather than at net asset value per Share (“NAV”);

•	Shares to be redeemable in large aggregations only;

•	certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption;

•	certain affiliated persons of the Trust to buy securities from, and sell securities to, the Trust in connection with the “in-kind” purchase and redemption of the Creation Units;

•	Investing Funds (as defined below) to acquire Shares of the Single-Tier Funds beyond the limitations in Section 12(d)(1)(A);

•	the Single-Tier Funds, any principal underwriter for a Single-Tier Fund and any Broker (as defined below) to sell Shares of the Single-Tier Funds to an Investing Fund beyond the limitations in Section 12(d)(1)(B);

•	a Single-Tier Fund to sell its Shares to and redeem its Shares from an Investing Fund of which the Single-Tier Fund is an affiliated person or an affiliated person of an affiliated person; and

•	a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act (“Master-Feeder Relief”).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policies of each Fund and will be consistent with the investment objectives and policies of each Investing Fund; and the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), the Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Investing Funds”), to acquire Shares of Single-Tier Funds beyond the limitations in Section 12(d)(1)(A) and to permit the Single-Tier Funds, and any principal underwriter for the Single-Tier Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares of Single-Tier Funds beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and 12(d)(1)(B) apply to: (1) each Single-Tier Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Single-Tier Funds and any Brokers selling Shares of a Single-Tier Fund to Investing Funds; and (2) each Investing Fund that enters into a participation agreement (“Participation Agreement”) with a Single-Tier Fund. “Investing Funds” do not include the Funds.

In addition, the Applicants are requesting Master-Feeder Relief. As discussed in more detail below, the Applicants believe that the Feeder Funds may rely on the exemption provided in Section 12(d)(1)(E) of the Act; however, this exemption may be unavailable to the Feeder Funds should the Feeder Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, the Applicants are requesting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the U.S. Securities and Exchange Commission (the “Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 The Applicants believe that the conditions for relief, described at length

[1]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Single-Tier Fund to sell its Shares to and redeem its Shares from certain Investing Funds of which the Single-Tier Funds are affiliated persons, or affiliated persons of affiliated persons. In addition, this relief would permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio securities to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio securities, both in connection with in-kind sales and redemptions of Shares, as discussed herein.

All entities that currently intend to rely on the Order are named as applicants. Any other existing or future entity, including any investment adviser controlling, controlled by, or under common control with an Adviser, that subsequently relies on the Order will comply with the terms and conditions of the Application.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The relief requested in this Application is substantially similar to the relief described in recent exemptive applications concerning actively managed ETFs.2 The

[2]

See In the Matter of Legg Mason ETF Trust, et al., IC Rel No. No. 30237 (Oct. 22, 2012) (notice) and IC Rel. No. 30265 (Nov. 16, 2012) (order); In the Matter of Russell Exchange Traded Funds Trust, et al., IC Rel No. No. 29706 (June 22, 2011) (notice) and IC Rel. No. 29727 (July 19, 2011) (order); In the Matter of Eaton Vance Management, et al., IC Rel. No.29591 (March 1, 2011) (notice) and IC Rel. No. 29620 (March 30, 2011) (order).

requested Master-Feeder Relief is substantially similar to the relief granted to SSgA Funds Management, Inc., et al.3

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	The Trust

The Trust, which has been organized as a Massachusetts business trust, is an open-end management company. Currently, the Trust is comprised of one Fund, the Initial Fund, the John Hancock Global Balanced ETF.4 The investment objective of the Initial Fund will be to seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. The Trust will be overseen by a Board of Trustees (“Board”).5

Each of the Funds intends, but is not required, to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986 (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

B.	The Advisers and Sub-Advisers

Each Adviser will be an investment adviser to one or more of the Funds. Each of John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC is a Delaware limited liability company with its principal office located in Boston, Massachusetts. Each Adviser is an indirect, wholly owned subsidiary of Manulife Financial Corporation (“Manulife”). Manulife and its subsidiaries are engaged in a

[3]	See In the Matter of SSgA Funds Management, Inc., et al, IC Rel. No. 29499 (Sept. 28, 2009) (notice) and IC Rel. No. 29524 (Dec. 13, 2010) (order).
[4]	See Appendix A for additional information regarding the John Hancock Global Balanced ETF, including its proposed investment objective and investment strategies.
[5]	The term “Board” includes any board of directors or trustees of a Fund, if different.

broad range of insurance, insurance-related, and financial services activities in the U.S., Canada, Asia, and around the world. Each Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).

Each Adviser may enter into a sub-advisory agreement with one or more affiliated or unaffiliated investment advisers, including the other Adviser (each, a “Sub-Adviser”), each of which may serve as a Sub-Adviser to one or more of the Funds or to a portion of one or more Funds’ portfolios. Each Sub-Adviser is or will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Trust will enter into a distribution agreement with JHF LLC and in the future may enter into a distribution agreement with one or more distributors. JHF LLC is a Delaware limited liability company and FINRA member since 1991. JHF LLC acts as principal distributor of open-end investment funds sponsored and advised by its various affiliates, including the Advisers. Each distributor will be a broker-dealer registered under Exchange Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. A Fund’s Distributor may be an “affiliated person” or an affiliated person of an affiliated person of that Fund’s Adviser or Sub-Adviser.6 The Distributor will be identified as such in the current prospectus (“Prospectus”) and/or statement of additional information (“SAI”) of the Fund.

[6]	Applicants note that it is possible that one or more broker-dealers not affiliated with the Adviser or any Sub-Adviser may act as a distributor of a Fund in the future.

D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), and dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) with respect to its portfolio securities (“Portfolio Securities”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent, and any Securities Lending Agent will be disclosed in the Prospectus and/or SAI for each Fund. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an Adviser, Sub-Adviser or an affiliate of an Adviser or Sub-Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

III.	THE APPLICANTS’ PROPOSAL

A.	Description of the Funds

1.	Investment Objectives and Strategy

Each Adviser or Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy. The investment objective and investment strategies of the Initial Fund are described in Appendix A to this Application.

The Funds, or their respective Master Funds, may invest in, among other investments, equity securities and/or fixed income securities traded in the U.S. and/or non-U.S. markets, as well as forward contracts, shares of other ETFs and shares of U.S. or non-U.S. money market mutual funds, other investment companies that invest primarily in short-term fixed income securities or other investment companies, or other instruments, all in accordance with their investment objectives and all of which may be denominated in U.S. dollars or non-U.S. dollars. Funds, or their respective Master Funds, that invest all or a portion of their assets in foreign instruments are referred to herein as “Global Funds.” If a Fund makes use of derivatives: (i) the Fund’s Board periodically will review and approve the Fund’s use of derivatives and how the Adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (ii) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and Commission staff guidance.

The Initial Fund will be a Global Fund. Each Single-Tier Fund may operate as a Feeder Fund in a “master-feeder” structure. Applicants have designed this “master-feeder” structure because it is anticipated that, in addition to the Funds, other feeder funds will be created in the future and hold shares of each respective Master Fund. Such other feeder funds could be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Any traditional mutual fund feeder funds would also be series of a separate and distinct registered investment company.7 Creating an exchange-traded feeder fund is preferable to creating entirely new series for several reasons. First, creating separate funds would create additional

[7]	A Feeder Fund managed in a master-feeder structure will not make direct investments in any securities other than the securities issued by its respective Master Fund.

overhead costs. Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds.8 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

Each Adviser may select Sub-Advisers for each Fund as it deems appropriate. The Advisers and Sub-Advisers will adopt applicable compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the other clients of each Adviser and any Sub-Adviser (“Conflicts Policies and Procedures”). In utilizing an active management investment style, a Sub-Adviser may use a variety of investment approaches and techniques, including internal and external research, proprietary fundamental analysis, and consideration of economic trends to execute a Fund’s investment strategy.

2.	Implementation of Investment Strategy

In order to implement a Fund’s investment strategy, the Adviser or any Sub-Adviser of the Fund may review and change daily the Portfolio Securities held by the Fund. On each business day, which means any day the Trust is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange (as defined below), the Fund will disclose on the Trust’s website (“Website”) the identities and quantities of

[8]	There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

the Portfolio Securities and other assets held by the Fund (or its respective Master Fund)9 that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

Neither a Fund’s Adviser nor its Sub-Adviser(s), if any, will disclose information concerning the identities and quantities of the Portfolio Securities and other assets before such information is publicly disclosed and is available to the entire investing public except as it or they may be required to disclose the identity of the Fund’s Deposit Instruments (as defined below).10

3.	Additional Policies

a.	General

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. Additional investment policies and strategies will be described in the Prospectus and/or SAI for each Fund.

b.	Depositary Receipts

The Funds, either directly or through a Master Fund, may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership in a security or pool of securities that have been

[9]	Feeder Funds will disclose information about the securities and other assets held by the Master Fund.
[10]

Each of the Adviser, the Sub-Adviser and each Distributor has adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser has adopted or will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

deposited with the Depository.11 A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

4.	Management of the Funds

While each Fund will be managed by an Adviser and, if applicable, one or more Sub-Advisers, the Board will have supervisory responsibility for the Funds’ operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

B.	Description of Purchase and Redemption Provisions

Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a “Creation Unit”) will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”) and traded in the secondary market as individual Shares in the same manner as other equity securities. The Fund’s listing Exchange will not be affiliated with the Distributor.

Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 25,000 Shares). The price per Share of

[11]

Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”), on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the Depository for any Depository Receipts held by a Fund.

each Fund will fall in the range of $20 to $100.12 Accordingly, if 25,000 Shares comprise a Creation Unit, the price of a Creation Unit will be between $500,000 (assuming the lowest price of $20 per Share) and $2,500,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.

The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) or other Exchange on which it is traded, generally 4:00 p.m. Eastern Time.13

Each Business Day, each Adviser and/or Sub-Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities and other assets for each Fund (or its respective Master Fund)14 managed by that Adviser and each such Fund’s NAV, last-traded price and the market closing price or midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of the prior Business Day. The identities and quantities of the Portfolio Securities and other assets for each Fund (or its respective Master Fund) will also be available through unaffiliated third-party data vendors, such as Reuters. An amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount (as defined below) will be

[12]

Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such range or a reverse stock split if the trading price over time falls below such range.

[13]	Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.
[14]	Feeder Funds will disclose information about the securities and other assets held by the Master Fund.

disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.

The Applicants do not believe that the Shares will persistently trade in the secondary market at a material premium or discount in relation to the Fund’s NAV.

C.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of the Funds will have one vote per dollar of net asset value or one vote per Share, each with proportionate fractional voting with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder, state law applicable to Massachusetts business trusts, and/or the relevant trust instrument, as may be amended from time to time.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

D.	Exchange Listing

The Trust will list Shares of the Funds on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the primary listing Exchange. Shares of each Fund will be traded on its primary listing Exchange in a manner similar to ETFs that are currently being traded. When Arca or NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a market maker (“Market Maker”).15

Applicants will satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

[15]

If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

E.	Sales of Shares

1.	Purchase and Redemption of Creation Units

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).16 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),17 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

[16]

The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[17]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[18] or

(c)	to-be-announced transactions, short positions, derivatives and other positions that cannot be transferred in-kind[19] will be excluded from the Creation Basket.[20]

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a)	to the extent there is a Cash Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

[18]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[19]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[20]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[21]

(d)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)	if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized

[21]

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.[22]

Each Business Day, before the open of trading on the listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published Creation Basket.

2.	Payment Requirements for Creation Units

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in

[22]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Creation Units, upon delivery of the requisite instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in Section III.E.1 (“Portfolio Deposit”), the Distributor will instruct the Trust to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus or Summary Prospectus (if applicable) to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any domestic Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Trust “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of certain Global Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Global Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Global Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date (as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Fund’s Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the

Custodian will notify the Fund’s Adviser and the Distributor. The Distributor will then deliver a confirmation and Fund Prospectus or Summary Prospectus to the purchaser.

Except as described below, Shares and Deposit Instruments of funds that invest all or a portion of their assets in fixed income securities (“Fixed Income Funds”) will clear and settle in the same manner as the Shares and Deposit Instruments of all other Funds. The Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.23 Applicants do not believe the issuance and settlement of

[23]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

All orders to create Creation Units, whether through or “outside” the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern Time. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. The procedures for making payment through and “outside”, the Shares Clearing Process will be set forth in detail in the SAI and are discussed below.

3.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off

Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00pm Eastern Time. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Fund’s Adviser, the Fund’s Sub-Adviser(s) and the Custodian to be informed of such notice.

4.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Trust, along with the appropriate Transaction Fee (as defined below). Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.

5.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Instrument and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available or same-day funds estimated by the Trust to be sufficient to pay the Cash Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction

Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Trust are in place for payment of the cash portion of the Portfolio Deposit, the Trust will accept the order, subject to its right (and the right of the Distributor and the applicable Adviser and Sub-Adviser(s)) to reject any order for any reason, including an order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and the payment of the Cash Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor for any reason, including if:

(i) the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii) the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, an Adviser or Sub-Adviser, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the

Funds, the Advisers, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

F.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV for such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

G.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV next determined after receipt of a request for redemption by the Trust.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing,

Creation Units of any Fund will be redeemable on any Business Day in exchange for the instruments and cash that the Fund is required to deliver in exchange for the Creation Units it is redeeming, as described in Section III.E.1 (“Redemption Payment”)24, as of the date a request for redemption is made.25 For more information about payments by a Fund for redeemed securities, please see Section III.E.1, “Purchase and Redemption of Creation Units,” above.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use such collateral to purchase the missing Shares or acquire the Redemption Instruments and the Cash Amount underlying such

[24]	Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.
[25]

In the event that the Trust or any Fund is terminated, the composition and weighting of the securities to be made available to redeemers shall be established as of such termination date. There will be no specific termination events, but the Trust or any Fund may be terminated by (i) the affirmative vote of not less than two-thirds of the holders of the Trust or the Funds entitled to vote or (ii) the vote or written consent of the holders of the Trust of the Funds entitled to vote if such termination is recommended by the Trustees. Although individual Shares will not be automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted power to alter the number of Shares in a Creation Unit Aggregation. Therefore, in the event of a termination, the Board in its discretion could determine to permit Shares to be individually redeemable. In such circumstances, the Trust could elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Shares, Redemption Instruments or Cash Amount and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request.

When redeeming a Creation Unit of a Global Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

H.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units in-kind and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of

Creation Units.26 Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above.

Variations in the Transaction Fee may be imposed from time to time. Any variations in the Transaction Fees will be imposed in accordance with Rule 22d-1 under the Act. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.27

[26]	In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. All similarly-situated feeder funds will be charged the same Transaction Fees by the Master Fund.
[27]

Applicants are not requesting relief from section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

I.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

J.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients.

K.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust may be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.

L.	Shareholder Reports

The Trust will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of such Funds’ distributions. The Trust will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trust’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

M.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. Additionally, the Website may include, or may include links to, the current Summary Prospectus,28 SAI, and most recent annual and semi-annual reports to shareholders. The Website will include, or will include links to, additional quantitative information updated on a daily basis, including, for each Fund, daily trading volume, the prior Business Day’s market closing price, NAV and Bid/Ask Price,29 and a calculation of the premium and discount of the market closing price or Bid/Ask Price against the NAV. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The Website and information will be publicly available at no charge.30 In addition, the NAV for each Fund will be calculated and disseminated daily.

Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-SAR, filed twice a year. The Fund’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available

[28]	As defined in IC Rel. No. 28584.
[29]

The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

[30]

Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. As previously stated, an amount representing, on a per Share basis, the sum of the current value of the Portfolio Securities and other assets will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

N.	Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and a traditional “open-end investment company” or “mutual fund,” on the other hand.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF” or “ETF.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.” As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. The Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. The prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a prospectus separate and distinct from any other feeder funds; and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.

All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with Shareholder Reports and investor educational materials issued or circulated in connection with the Shares.

The primary disclosure document with respect to the Shares is the Prospectus or Summary Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.31 In addition, a statutory Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to

[31]	Pursuant to Rule 498 under the Securities Act. To the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online and will be sent upon request.

broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

O.	Procedure by Which Shares Will Reach Investors: Disclosure Documents

Based on the experience of existing ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost-effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holdings. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to the applicable Fund’s NAV.

Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with their market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Depending on the circumstances, some activities on the part of broker-dealers and other persons may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. The determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end investment company.

Dealers who are not “underwriters,” but who are participating in a distribution (as contrasted with ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.32

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if applicable) and SAI to the Exchange, where they will be available for review by investors.

P.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, the Applicants currently anticipate that certain Single-Tier Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as

[32]

Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Prospectus, Summary Prospectus (if any), and SAI are available at such Exchange upon request. Applicants note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, the Applicants request that the exemption from Section 22(e) requested herein apply to both Global Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights. From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver the Portfolio Deposit to the Feeder Fund, and the Feeder Fund will, in turn, deliver the Portfolio Deposit to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund invest in securities other than the securities of its corresponding Master Fund.

2.	No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder

Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

IV.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price described in the Prospectus; (3) permitting affiliated persons of a Fund, or affiliated persons of such affiliated persons, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Global Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and unit investment trusts (“UITs”) outside of the same group of investment companies as the Funds to acquire Shares of the Single-Tier Funds in excess of the limits in 12(d)(1)(A), and the Single-Tier Funds, any principal underwriter for a Single-Tier Fund and any Broker to sell Shares of the Single-Tier Funds to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of . . . [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a generally more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”33 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c). Applicants have made every effort to achieve their stated objectives in a manner consistent with existing

[33]	Request for Comments on Reform of the Regulation of Investment Companies, IC Rel. No. 17534 (June 15, 1990), at 84.

statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV. The Portfolio Deposit for a Fund, as well as the Redemption Payment, will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds and will be consistent with the investment objectives and policies of each Investing Fund; and (c) are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively managed U.S. exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Trust and its Funds

As discussed below, the liquidity of each Fund’s Portfolio Securities, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will provide an effective arbitrage mechanism. Consequently, Applicants expect that the Funds will operate similarly to actively managed ETFs currently trading in the secondary market.

a.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing actively managed ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to actively managed ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Frequent disclosure of underlying portfolio holdings has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs. Such disclosure is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by actively managed ETFs.

Applicants have every reason to believe that the design and structure of the Funds and each Fund’s full portfolio transparency will result in an arbitrage mechanism as efficient and robust as that which now exists actively managed ETFs that have been granted an exemptive order by the Commission. Therefore, in light of each Fund’s full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As discussed in the Application, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include, among others,

•	Provide investors with exposure to potential diversification and above-market return opportunities offered by an actively managed ETF.

•

Provide investors with exposure to an actively managed portfolio of securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices. [34]

•	Provide investors with an opportunity to obtain through their brokerage or advisory relationships a potentially diversified portfolio of securities

[34]	In other words, investors can “trade the market” in one transaction.

selected by an Adviser or a Sub-Adviser, as applicable, according to such firm’s investment criteria with lower transaction costs than if they purchased individual securities.

•	Provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

•	Provide investors with an opportunity to obtain exposure to a potentially diversified portfolio of securities with lower cash holdings than a similarly managed mutual fund.

•	Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

•	Provide a security that should be freely available in response to market demand.

The Applicants expect that the Shares, because they could be bought and sold continuously throughout the day, would appeal to tactical and other traders who prefer to buy and sell ETF shares as well as to those investors that are currently invested in conventional mutual fund shares, which can be bought and sold only at a price calculated once per day, following the close of regular trading on the NYSE or other Exchange. Perhaps most importantly, transactions effected on an Exchange between buyers and sellers would not involve the Fund, and, thus, would not disrupt the Fund’s portfolio management or cause the Fund to incur any transaction costs.

The Applicants also expect the Shares to appeal to broker-dealers, investment advisers, financial planners, and others acting as intermediaries on behalf of their clients or customers. An actively managed ETF (such as that proposed by the Application) can provide such investors with important tax benefits and cost savings relative to a comparable mutual fund investment.

Another important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Instruments. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Advisers nor any Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate or any other person. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser(s). Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants believe that the Trust and the Funds will provide necessary safeguards against shareholder discrimination and potential conflicts of interest. Applicants submit that the benefits offered to potential investors are varied and useful. Based on the foregoing, the Applicants respectfully request the relief set forth below.

V.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of individual Shares will not vary much from NAV.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of . . . persons, securities, or transactions, . . . if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 2, supra), permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.35

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

[35]	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of material deviations between NAV and market price is minimized. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that this Application for an Order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus . . . .

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Exchange Specialists will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from36 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund in the secondary market will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d) of the Act, nor will sales and repurchases in the secondary market be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1 under the Act.

[36]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from an Exchange at prices based on bid/ask prices, rather than the NAV of the relevant Fund.37

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.38 The proposing release to Rule 22c-2 under the Act (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”39

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such

[37]	The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.
[38]	See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, at 299-303, IC Rel. No. 13183 (Apr. 22, 1983).
[39]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.40 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Advisers and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.

[40]

The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

The Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind. Section 17(a) of the Act, in general, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer) . . .”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c)

of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

“(A)ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .”

Section 2(a)(9) of the Act defines the “presumption of control” as:

“Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . .”

The Funds may be deemed to be controlled by their respective Adviser or an entity controlling, controlled by or under common control with such Adviser and hence affiliated persons of each other. In addition, a Fund may be deemed to be under common control with any other registered investment company (or series thereof) advised by its

Adviser or an entity controlling, controlled by or under common control with that Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or a Market Maker in connection with such persons’ market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3)

holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund.

The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Applicants also seek an exemption from Sections 17(a)(1) and 17(a)(2) to permit sales of Shares by any Single-Tier Fund to an Investing Fund and purchases of Shares by a Single-Tier Fund from an Investing Fund, and the in-kind transactions that would accompany such sales and purchases.41 In this regard, Applicants observe that an Investing Fund that relies on the relief from the requirements of 12(d)(1) requested herein could potentially own 5% or more of the Shares of a Single-Tier Fund. Under such circumstances, the Single-Tier Fund could be deemed to be an affiliated person of the Investing Fund, and the Investing Fund could be deemed to be an affiliated person of the Single-Tier Funds. To the extent that a Single-Tier Fund and an Investing Fund are so affiliated, sale of Shares by the Single-Tier Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.42 Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Single-Tier Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[41]

Applicants are seeking relief for Single-Tier Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Single-Tier Fund. Nonetheless, an Investing Fund could transact in Creation Units directly with a Single-Tier Fund pursuant to the Section 17(a) relief requested.

[42]

Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares or (b) an affiliated person of a Single-Tier Fund, or an affiliated person of such person, for the sale by the Single-Tier Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement will include this acknowledgement.

The Applicants submit that the terms of the sale of Creation Units by a Single-Tier Fund to an Investing Fund and the purchase of Creation Units by a Single-Tier Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Investing Funds, will be issued and redeemed by the Funds at their NAV. Any Investing Fund that purchases (or redeems) Creation Units of a Single-Tier Fund, therefore, will do so at the Single-Tier Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Investing Fund will be compelled to invest in a Single-Tier Fund, and a Single-Tier Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Single-Tier Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Single-Tier Fund and each Investing Fund involved. Shares of the Single-Tier Funds will be sold to the Investing Funds, and redeemed from the Investing Funds by the Single-Tier Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by an Investing Fund in Shares of Single-Tier Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Investing Fund. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.

In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more that 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, the Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. The customary Sections 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, the Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV.43 Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a

[43]	Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.

third-party investor. In effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Investing Fund, and the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.44

D.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days

[44]

As the staff has recognized in the past, there are benefits to redemptions in-kind, and redemptions in-kind involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (December 28, 1999).

after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Global Funds or their respective Master Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Global Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Global Funds that deliver Redemption Instruments in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. With respect to Funds that will be Global

Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). The Fund’s SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days up to a maximum of 15 calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days up to a maximum of 15 calendar days needed to deliver the proceeds for each Global Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Global Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given

Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions as a method of assuring the fullest investment of Fund assets in Portfolio Securities. Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations and redemptions of Creation Units in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund.45 Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or Sub-Adviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a

[45]	Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the Section 22(e) relief requested herein.

portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case redeeming Feeder Fund shareholders, through their Authorized Participant, will receive Redemption Instruments equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

If the requested relief is granted, Applicants intend to disclose in each Global Fund’s SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) similar to the relief sought here was obtained by many of the ETFs listed in note 2 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the Funds and the Master Funds, as applicable.

E.	Exemptions from the Provisions of Section 12(d)(1)

As noted above, the Applicants are requesting relief from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) for two distinct purposes. First, that Applicants are seeking Fund of Funds Relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) and 12(d)(1)(B). Second, the Applicants are seeking Master-Feeder Relief to permit the Funds to engage in in-kind securities transactions with corresponding Master Funds.

First, Applicants request an exemption to permit Investing Management Companies and Investing Trusts registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds to acquire Shares of a Fund beyond the limits of Section 12(d)(l)(A). Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act. Investing Funds do not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act. Any investment adviser to a Investing Management Company will be registered as an investment adviser or exempt from registration under the Advisers Act. Each Investing Trust will have a Sponsor.

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Investing Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Single-Tier Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Single-Tier Funds and their principal underwriters and Brokers to sell Shares of the Single-Tier Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Second, the Applicants are seeking relief from Sections 12(d)(1)(A) and 12(d)(1) (B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. The Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.46 The Applicants do not believe that the securities involved in the in-kind transactions are ever be “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, the Applicants are requesting appropriate relief from Section 12(d)(1)(A) and

[46]

See Signature Financial Group, Inc., supra note 44 (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)

12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

1.	Concerns Underlying Sections 12(d)(1)(A) and 12(d)(1)(B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.47 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.48 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”49

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).50 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired

[47]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[48]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[49]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[50]	See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).51

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing Fund’s Advisory Group,52 and Investing Fund’s Sub-Advisory Group53 to control a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an

[51]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).
[52]

For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Fund Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

[53]

An “Investing Fund’s Sub-Advisory Group” is defined as the Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Fund Sub-Adviser.”

“Investing Funds Affiliate” is defined as any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Single-Tier Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Single-Tier Fund or a Single-Tier Fund Affiliate.54

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Single-Tier Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Single-Tier Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Single-Tier Fund’s Board and the Advisers, as well as the Investing Fund’s board of directors and investment adviser, or

[54]

A “Single-Tier Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Single-Tier Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Single-Tier Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Investing Fund.

b. Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;55 (2) fund holding companies subject their investors to two layers of advisory fees;56 and (3) investors in load funds, including fund holding companies investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company,

[55]	PPI Report at 319-320.
[56]	Id. at 318.

including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Single-Tier Fund in connection with the investment by the Investing Fund in the Single-Tier Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, from a Single-Tier Fund in connection with the investment by the Investing Fund in the Single-Tier Fund made at the direction of the Investing Fund’s Sub-Adviser. Condition B.11 prevents any sales changes or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 283057.

[57]	All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

c. Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.58

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Single-Tier Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VI.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed Exchange-Traded Relief

1.	The requested relief, except for the Fund of Funds Relief and Master-Feeder Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

2.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

[58]	PPI Report at 321.

5.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.	On each Business Day, before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

B.	Section 12(d)(1) Relief

1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Single-Tier Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Single-Tier Fund, it will vote its voting securities of the Single-Tier Fund in the same proportion as the vote of all other holders of the Single-Tier Fund’s voting securities. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Single-Tier Fund (or its respective Master Fund) for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Single-Tier Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Single-Tier Fund (or its respective Master Fund) or a Single-Tier Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Single-Tier Fund (or its respective Master Fund) or a Single-Tier Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the securities of a Single-Tier Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Single-Tier Fund (or its respective Master Fund), including a majority of the non-interested Board members, will determine that any consideration paid by the Single-Tier Fund (or its respective Master Fund) to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Single-Tier Fund (or its respective Master Fund); (ii) is within the range of consideration that the Single-Tier Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Single-Tier Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Single-Tier Fund (or its respective Master Fund) under Rule 12b-l under the Act) received from a Single-Tier Fund (or its respective Master Fund) by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Single-Tier Fund (or its respective Master Fund), in connection with the investment by the Investing Fund in the Single-Tier Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Single-Tier Fund (or its respective Master Fund) by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Single-Tier Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Single-Tier Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Single-Tier Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.	The Board of each Single-Tier Fund (or its respective Master Fund), including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Single-Tier Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Single-Tier Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Single-Tier Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Single-Tier Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Single-Tier Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Single-Tier Fund.

8.	Each Single-Tier Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Single-Tier Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Single-Tier Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a Participation

Agreement with the Single-Tier Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Single-Tier Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Single-Tier Fund of the investment. At such time, the Investing Fund will also transmit to the Single-Tier Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Single-Tier Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Single-Tier Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Single-Tier Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Single-Tier Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Single-Tier Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Single-Tier Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Single-Tier Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

VII.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

John Hancock Exchange-Traded Fund Trust

601 Congress Street

Boston, MA 02210-2805

John Hancock Advisers, LLC

601 Congress Street

Boston, MA 02210-2805

John Hancock Investment Management Services, LLC

601 Congress Street

Boston, MA 02210-2805

John Hancock Funds, LLC

601 Congress Street

Boston, MA 02210-2805

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

John Hancock Exchange-Traded Fund Trust

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Secretary and Chief Legal Counsel

John Hancock Advisers, LLC

/s/ John J. Danello
John J. Danello, Esq.
Secretary and Chief Legal Counsel

John Hancock Investment Management Services, LLC

/s/ John J. Danello
John J. Danello, Esq.
Secretary and Chief Legal Counsel

John Hancock Funds, LLC

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Secretary and Chief Legal Counsel

AUTHORIZATION

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

On November 24, 2009, the Board of the Trust adopted the following resolutions authorizing the execution and filing of this Application:

RESOLVED, that one or more exemptive order applications and/or amendments thereto with the Securities and Exchange Commission to permit all current and hereinafter created series of the Trust and all open-end investment management companies, or series thereof, advised by John Hancock Advisers, LLC or John Hancock Investment Management Services, LLC (together, the “Advisers”) or an adviser controlling, controlled by or under common control with the Advisers to operate as an open-end investment company that offers exchange-traded shares with limited redeemability (the “Applications”) be, and they hereby are, approved and the filing of such Applications with the Securities and Exchange Commission be, and they hereby are, approved.

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to prepare, execute and file with the Securities and Exchange Commission and all necessary state authorities the initial Registration Statement for the Trust on behalf of each of its separate series on Form N-8A pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), Form N-1A pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the 1940 Act, the Applications, the Uniform Application for Access Codes to File on Edgar on Form ID and any amendments or supplements to those filings in such form as the officer(s) executing the same may, with the advice of the Trust’s legal counsel, approve as necessary or desirable and appropriate, such approval to be conclusively evidenced by his or her execution thereof.

RESOLVED, that the officers of the Trust and counsel to the Trust be, and each hereby is, authorized to do such further acts, execute such further documents and pay any fees and costs as may be necessary or desirable to effect the purposes of the foregoing resolutions.

In accordance with Rule 0-2(c) under the Act, Thomas M. Kinzler, Esq. states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of the Trust pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of the Trust and the foregoing resolutions.

/s/ Thomas M. Kinzler	January 14, 2013
Thomas M. Kinzler, Esq.	Date
Secretary and Chief Legal Counsel

AUTHORIZATION

JOHN HANCOCK ADVISERS, LLC

In accordance with Rule 0-2(c) under the Act, John J. Danello, Esq. states that all actions necessary to authorize the execution and filing of this fourth amended and restated application by John Hancock Advisers, LLC have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of John Hancock Advisers, LLC pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of John Hancock Advisers, LLC.

/s/ John J. Danello	January 14, 2013
John J. Danello, Esq.	Date
Secretary and Chief Legal Counsel

AUTHORIZATION

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, John J. Danello, Esq. states that all actions necessary to authorize the execution and filing of this fourth amended and restated application by John Hancock Investment Management Services, LLC have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of John Hancock Investment Management Services, LLC pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of John Hancock Investment Management Services, LLC.

/s/ John J. Danello	January 14, 2013
John J. Danello, Esq.	Date
Secretary and Chief Legal Counsel

AUTHORIZATION

JOHN HANCOCK FUNDS, LLC

In accordance with Rule 0-2(c) under the Act, Thomas M. Kinzler, Esq. states that all actions necessary to authorize the execution and filing of this fourth amended and restated application by John Hancock Funds, LLC have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of John Hancock Funds, LLC pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of John Hancock Funds, LLC.

/s/ Thomas M. Kinzler	January 14, 2013
Thomas M. Kinzler, Esq.	Date
Secretary and Chief Legal Counsel

VERIFICATION

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

The undersigned states that he has duly executed the attached fourth amended and restated application for and on behalf of John Hancock Exchange-Traded Fund Trust; that he is the Secretary and Chief Legal Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Date: January 14, 2013

VERIFICATION

JOHN HANCOCK ADVISERS, LLC

The undersigned states that he has duly executed the attached fourth amended and restated application for and on behalf of John Hancock Advisers, LLC; that he is the Secretary and Chief Legal Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
John J. Danello, Esq.
Date: January 14, 2013

VERIFICATION

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

The undersigned states that he has duly executed the attached fourth amended and restated application for and on behalf of John Hancock Investment Management Services, LLC; that he is the Secretary and Chief Legal Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
John J. Danello, Esq.
Date: January 14, 2013

VERIFICATION

JOHN HANCOCK FUNDS, LLC

The undersigned states that he has duly executed the attached fourth amended and restated application for and on behalf of John Hancock Funds, LLC; that he is the Secretary and Chief Legal Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Date: January 14, 2013

APPENDIX A

The Initial Fund and Its Investment Objective and Strategies

Name	Adviser	Investment Objective	Investment Strategies

John Hancock Global Balanced ETF

The fund’s adviser will be John Hancock Investment Management Services, LLC (the “Initial Adviser”).

The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, with its principal office located in Boston, Massachusetts.

The Initial Adviser may enter into sub-advisory agreements with one or more affiliated or unaffiliated registered investment advisers to serve as sub-adviser(s) to the fund.

To seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

The fund normally invests approximately 60% of its assets in equity securities and approximately 40% in fixed-income debt securities. Under normal market conditions, the fund will invest at least 40% of its assets in the securities of foreign issuers.

Variations in the target percentage allocation between equity securities and fixed-income debt securities are permitted up to 10% in either direction. Thus, based on its target percentage allocation of approximately 60% of its assets in equity and 40% in fixed-income debt securities, the fund may have an equity/fixed-income allocation ranging between 70%/30% and 50%/50%. Although variations beyond the 10% range are generally not permitted, the subadvisers may determine in light of market or economic conditions that the normal percentage limitations should be exceeded to protect the fund or achieve its goal.

Consistent with the prescribed percentage allocations, the fund may invest in U.S. and foreign equity and equity-related securities or instruments including, but not limited to, common stock, preferred stock, depositary receipts (including American Depositary Receipts and Global Depositary Receipts), index-related securities, real estate investment structures (including real estate investment trusts),
convertible securities, preferred
stock, convertible preferred stock,
rights, warrants, and other similar
liquid equity equivalents. These
equity and equity-related
instruments may include equity
securities of emerging market
issuers. The fund may also invest
in sector holdings, such as utilities
and science and technology stocks,
and also in partnerships and
closed-end funds.

The fund may also invest in growth
stocks or value stocks. In selecting
growth stocks, the fund may use a
combination of investment
methods to identify which stocks
present positive relative return
potential. Some of these methods
evaluate individual stocks or a
group of stocks based on the ratio
of its price relative to historical
financial information, including
book value, cash flow and
earnings, and to forecast financial
information provided by industry
analysts. These ratios can then be
compared to industry or market
averages to assess the relative
attractiveness of the stock. Other
methods focus on evaluating
patterns of price movement or
volatility of a stock or group of
stocks relative to the investment
universe. In selecting value stocks,
the fund focuses on common
stocks at prices which are
relatively low in relation to their
earnings or other fundamental
measures, such as book value. The
fund may use a variety of
resources, including computer
models and fundamental research,
to identify growth and value
stocks.

The fund may invest in equity
securities across all market

capitalizations.

Consistent with the prescribed
percentage allocations, the fund
may also invest in various types of
fixed-income debt investments,
including, but not limited to, U.S.
and foreign corporate bonds,
mortgage-backed securities and
U.S. government and agency
securities. The fund also may
invest in preferred securities and
other types of debt securities.
While the fund will invest
primarily in investment-grade
securities, the fund may invest up
to 25% of its assets in below
investment grade debt securities
(also called “junk bonds”) and in
high-yield bonds rated as low as
CC by Standard & Poor’s
Corporation (S&P) and Ca by
Moody’s Investors Service, Inc.
(Moody’s) and their unrated
equivalents. There is no limit on
the fund’s average maturity. The
fund’s investments in U.S.
government and agency securities
may or may not be supported by
the full faith and credit of the
United States.

The fund may also invest in the
securities of other investment
companies (including ETFs) and
may invest in other types of
investments (including exchange-
traded notes (ETNs)). The fund
may allocate its assets to ETFs that
emphasize alternative or
non-traditional asset classes or
investment strategies such as
emerging-market equity,
commodities, market-neutral (long/
short), TIPS (Treasury Inflation
Protected Securities), and emerging
market debt. The fund may also
invest in foreign currency forward
contracts.

For defensive purposes in abnormal
market conditions, to meet
redemption requests, or make
anticipated cash payments, the fund
may temporarily invest extensively
in cash and cash equivalents.

The fund is non-diversified, which
means that it may concentrate its
assets in a smaller number of
issuers than a diversified fund.

The fund may, to a limited extent,
engage in derivatives transactions
that include futures contracts,
options and foreign currency
forward contracts, in each case for
the purposes of reducing risk and/
or obtaining efficient market
exposure.

The fund may use a portion of its
assets to enter into short sales on
securities.

The fund may participate as a
purchaser in initial public offerings
of securities (IPOs). An IPO is a
company’s first offering of stock to
the public.

98